UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment of Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
■ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Infinite Composites, Inc.

Form: C corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: October 1, 2010

Physical address of issuer: 10738 E. 55th Place, Tulsa, Oklahoma, 74146

Website of issuer: https://www.infinitecomposites.com/

Current number of employees: 16

Name of co-issuer: Infinite Composites CF SPV, LLC

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: July 28, 2021

Physical address of co-issuer: 10738 E. 55th Place, Tulsa, Oklahoma, 74146

Website of issuer: https://www.infinitecomposites.com/

Current number of employees: 0

	Most Recent Fiscal Year-End 2022	**Prior Fiscal Year-End 2021**
Total Assets	$2,175,643	$2,192,353
Cash & Cash Equivalents	$23,933	$124,507
Accounts Receivable	$139,905	$562,400
Short-term Debt	$25,000	$30,000
Long-term Debt	$480,715	$2,564,109
Revenue/Sales	$1,677,933	$2,176,751
Cost of Goods Sold	$529,501	$302,715
Taxes Paid	$11,646	$5,369
Net Income	($513,703)	$121,469

APRIL 30, 2023

FORM C-AR

Infinite Composites, Inc.



Infinite Composites, Inc.
10738 E. 55th Place,
Tulsa, Oklahoma 74146
www.infinitecomposites.com

About this Form C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Infinite Composites, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.infinitecomposites.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Infinite Composites is a designer, developer, and manufacturer of liner-less all-composite pressure vessels ("CPVs") for high-pressure and cryogenic gas storage for industrial, transportation and aerospace applications. Infinite Composites was founded in October 2010, and recently underwent a corporate transition from a limited liability company to a Delaware corporation incorporated on September 10, 2020. Infinite Composites operates out of Tulsa, Oklahoma. Investments in this offering will be made through Infinite Composites CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our Mission

Infinite Composites is focused on creating the most efficient gas storage systems in the known universe.

Exploring space is expensive. Although great strides have been made in aerospace technologies in recent years, it still costs approximately $150 million to get into low-earth orbit (LEO) for today's launch vehicles. The cost of a launch vehicle reaching LEO is directly linked to its weight – and today, the price per kilogram (kg) to reach LEO is approximately $8,888 per kg.

Fuel tanks are a large part of the weight of these launch vehicles. For example, lunar landers and satellite fuel tanks make up over 50% of the weight of the units as a whole. This problem is further exacerbated by fuel tank designs that, in our opinion, are suboptimal. Many existing tanks use metallic liners, which can increase the mass of a tank by 40%, the cost of producing a tank by 50%, and the lead time to produce a tank by 80%.

While liner-less fuel tanks have existed since the early 2000's, when our Company was founded, there were no liner-less fuel tanks that were capable of high-pressure gas storage. Identifying a need for this in the marketplace and the benefits that could be realized from such a product for companies in the aerospace industry and beyond, we began working on a solution.

The result was Infinite Composites developing the world's first liner-less composite pressure vessel for high-pressure gas storage - the *Infinite Composite Pressure Vessel (iCPV™)*. Using nano-scaled materials and additive manufacturing processes, we believe our designs have created the optimal solution for compressed and cryogenic fluid storage.

We have been awarded 7 patents on our iCPV™, and as of the end of 2022, we have delivered 214 units of our iCPV™ to customers, representing approximately $8,500,000 in value. Our growth has been on an upward trend, having received at least 3 qualified inbound inquiries per week.

Additionally, due to our achievements in designing, engineering, and manufacturing fuel tank pressure vessels, companies have been seeking out our expertise for their own projects, hiring our Company to provide engineering and design assistance on specific projects, such as creating prototype fuel tanks for custom applications.

The Company's accomplishments with its iCPV™ product have provided the Company both with a core product that the Company believes is superior to the competition, as well as a reputation in the industry as an expert in pressure vessel fuel tanks – each of which the Company believes will help fuel growth for the Company going forward.

Our Products and Services

Infinite Composite Pressure Vessel (iCPV™)

The Company's primary product is the *Infinite Composite Pressure Vessel (iCPV™)* - a Type V (liner-less) pressure vessel that provides the, to our knowledge, the best volume to weight ratio of any composite vessel for high-pressure gas storage on the market, providing 3,000+ pounds per square inch (psi).

Our iCPV™ is a simplified all-composite design that allows our customers to take advantage of the maximum fuel storage capacity at the lowest possible weight. Traditional liners take up valuable storage space and add unnecessary mass since the composite wrap accounts for 90-100% of what is calculated for taking the loads. For users who need to maximize fuel in a given space or who are highly weight-sensitive, the iCPV™ is the ideal choice.

Eliminating the liner provides up to 10% more usable volume in the same space as other composite tanks and can reduce weight by 90% compared to traditional metallic vessels. The additional volume allows users to carry more fuel per trip, thereby reducing operating costs and often reducing the initial capital expenditures for a project.

The iCPV™ can be customized for a variety of applications, and has demonstrated utility for uses in spacecraft, aviation, maritime, and ground transportation. Our proprietary manufacturing methods allow for the most interior layer materials to be customized in order to withstand hazardous materials (chemicals or gases) that often corrode or fatigue metal or plastic liners.

Our iCPV™ was launched in 2013, and since then, it has passed through multiple customer audits, has been awarded 7 patents, we have delivered over 60 units delivered as of the date of this Memorandum.

Each iCPV™ unit is sold for approximately $10,000 to $50,000, depending on the size of the iCPV™ unit required. All sales the Company has made to date have been via one-time, non-recurring purchase orders. Recurring purchase orders for such parts are common in our industry, however, and we expect that we may enter into agreements with customers in the future that will be binding, and obligate such customers to buy a certain number of units on a recurring basis (for example, 6 units per quarter).

Design and Engineering Services

As stated above, the Company provides design and engineering services for other companies in the aerospace and ground transportation sectors. Most often, the Company is hired to design and manufacture a prototype for a client, such as creating a specific custom prototype fuel tanks for a particular launch vehicle design. The Company is paid on a project basis for these services, and is compensated for any costs associated with creating a prototype.

Often, clients that engage our Company will agree that, if they approve our prototype, that they will place an order with us to manufacture the product we have created for them. As we continue to grow this aspect of our business, we hope that this will become a greater source of revenue for us in the future.

Market

According to a report published by MarketWatch in July 2021 on the pressure vessels market, the Global Pressure Vessels Market was valued at approximately $172.64 billion in 2020 and is expected to reach $242.12 billion by 2027 with a healthy growth rate of more than 4.95% over the forecast period 2021-2027. Growth of end-use industries, especially chemical and petrochemical, coupled with increased awareness regarding regulation standards in heavy usage industries, are driving the growth of Pressure Vessels market.

Competition

As a comparatively early-stage company, we face competition from large, well-capitalized companies that create pressure vessels, either exclusively or as a part of their business, such as Quantum Fuel Systems, Hexagon Lincoln, Cimarron, HyPer Comp, Luxifer, Northrop Grumman, Aerojet Rocketdyne, Cobham, Steelhead Composites, and Worthington Industries. Each of these companies creates pressure vessels using an internal liner. We are aware of two other companies - Scorpius Launch Services and Composite Technology Development – that produce liner-less pressure vessels with a composite structure (as opposed to metal). All of these companies have been in existence for longer than our Company, and most of these companies have significantly greater resources than our Company.

Our Competitive Advantage

We believe our primary competitive advantage is the quality and performance of our iCPV™ compared to the competition. The iCPV™ is 22% more efficient than 133 of the best composite pressure vessels that currently exist in the market, based on our own internal testing and measured in PV/W (i.e. burst pressure in psi*in3 of tank volume / tank weight in pounds)

Customers

Our primary customer traction is with new entrants to the commercial space industry, with the lion's share of inquiries from smaller spin-offs and new startups. These organizations are seeking any advantages they can to increase payload capacity or shorten development timelines, and have sought our iCPV™ to assist them in this effort.

To date, we have delivered over 219 units to over 38 customers in the aerospace, industrial gas, and transportation sectors. Our customers have included some of the largest launch vehicle manufacturers in the world.

Manufacturing

Infinite Composites' headquarters in Tula, Oklahoma is a 11,000+ square-foot facility that hosts a variety of research, analysis, fabrication and production equipment that is owned by our Company, allowing us to take products from concept to commercialization and manufacture production orders ranging from 50-1,000 units (depending on unit size).

The Company's manufacturing equipment at its headquarters includes:
- 1 McClean Anderson Super Hornets with FlexWind
- 8 Bobbin Electronic Tensioners
- 1 Wisconsin Programmable Curing Oven up to 30" (0.76m) diameter and 120" (3m) length
- 4 channel data logging capabilities
- 9 custom rotisseries
- Hot box for A-staging (11' x 12' x 8')

General fabrication capabilities of our facilities include:
- Bolton Mill-Drill-Lathe
- Digital Readouts
- Klutch MIG/Stick welder
- Wasp 3MT 4.0 Pellet Fed FFF Printer (1 meter x 1 meter x 1.2 meter print volume)
- 5 SeeMeCNC Boss Delta FFF Printers
- 2 SeeMeCNC Artemis Delta FFF Printers
- Custom casting equipment
- Vacuum bagging

The Company manufactures all of its products at these facilities located at its headquarters, and is AS9100D certified to design, develop, and manufacture advanced composite pressure vessels and structures Quality Management Systems. AS9100 is a widely adopted and standardized quality management system for the aerospace industry overseen by the Society of Automotive Engineers and the European Association of Aerospace Industries. AS9100D specifically relates to Aviation, Space, and Defense Organizations.

Suppliers

Toray Composites Materials America, Inc. supplies the Company with the majority of its industrial and aerospace carbon fiber for manufacturing its products. We purchase materials from this supplier on a purchase order basis, and do not have a binding contract with this supplier.

Litigation

Infinite Composites is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

The Company uses the business address of 10738 E. 55th Place, Tulsa, Oklahoma 74146l, which serves as its headquarters.

The Company's headquarters serve as its operational and management hub as well as its manufacturing facility. The Company owns a number of pieces of equipment related to manufacturing its products, including the following:

- McClean Anderson Super Hornet Filament Winder (4M) (Owned)
- Wisconsin Oven (Owned)
- Wasp 3MT 4.0 Pellet Fed FFF Printer (Owned)
- 3 SeeMeCNC Boss Delta FFF Printers (Owned)
- 2 SeeMeCNC Artemis Delta FFF Printers (Owned)
- GaLiSo NPT 15000 Hydrostatic Tester (Owned)
- GaLiSo 6000 psi Hydrostatic Cycle Tested
- 20' x 8' x 8' Custom Blast Chamber

Intellectual Property

The Company holds a number of patents.

The Company's United States patents that have been issued as of the date of this Offering Memorandum include:

Patent Number	Title	Date of Issuance
US 11,015,761 B1	Composite pressure vessel for gas storage and method for its production	May 25, 2021
US 10,563,818	Basalt-based pressure vessel for gas storage and method for its production	February 18, 2020
US 2019/0024848 A1	Integrated composite mounting Structure for use in pressure Vessels and pressure vessel Systems	January 24, 2019
US 10,054,263 B1	Basalt-based pressure vessel for gas storage and method for its production	August 21, 2018

US 8,932,695 B1	BASALT-BASED PRESSURE VESSEL FOR GAS STORAGE AND METHOD FOR ITS PRODUCTION	January 13, 2015
US 9,429,272 B1	Basalt-based pressure vessel for gas storage and method for its production	August 30, 2016

The Company has one pending U.S. patent application: "Additive manufacturing process for high performance composite pressure vessels and structures", filed on November 9, 2021. (Application Number 63/277,235). Non-publication request granted.

The Company has also been awarded a Canadian Patent – "Integrated composite mounting structure for use in pressure vessels and pressure vessel systems", which was issued on June 2, 2020. (CA3009071C).

Finally, the Company has one pending patent application in the European Patent Office: "Integrated composite mounting structure for use in pressure vessels and pressure vessel systems", filed on January 3, 2017. (EP3397892A1).

Each of the patents above were originally granted to employees of the Company's predecessor entity, "CleanNG, LLC", and were subsequently assigned to CleanNG. On or about September 1, 2020, the CleanNG converted into a Delaware corporation under the name "Infinite Composites, Inc.", and all of the assets of CleanNG, became assets of the Company, including the intellectual property listed above.

The Company has not filed for a trademark with the USPTO for its company name (Infinite Composites) nor its primary product, the Infinite Composite Pressure Vessel (iCPV™). However, the Company believes it has a claim for a common law trademark on both the Company name and the iCPV name.

We have also identified five additional technology areas within our production process which we believe are protectable and have significant utility. We have also secured a perpetual, non-exclusive, royalty-free license to a variety of filament winding technologies which have been optimized by a veteran NASA composite pressure vessel expert from Marshall Space Flight Center.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

We are relatively early-stage company and have a limited operating history on which to evaluate our performance.

Infinite Composites began its operations in October 2010 (under CleanNG, LLC), and only recently converted into a Delaware corporation. We started delivering our primary product to customers in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to support our operations.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not yet generated sufficient revenues to consistently sustain operations and it is uncertain when we will start doing so. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

Infinite Composites' product offerings are relatively new in an established industry.

Our principal product relies on relatively new developments in pressure vessel design and technology. We believe that our products and technology are advantageous to our customers. However, we may encounter reluctance on the part of our customers to change how they are doing business. If we are not able to convince our customers of the benefits of our new product, we may not be successful.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our Chief Executive Officer, R. Matt Villarreal, our Chief Operating Officer, Michael T. Tate, our

Chief Technology Officer, Jared Cuneo, and our VP of Finance, John Phan. Due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Unsatisfactory safety performance of our pressure vessels could have a material adverse effect on our business, financial condition and results of operation.

We manufacture and operate highly sophisticated pressure vessels that depend on complex technology. While we have built operational processes to ensure that the design, manufacture, performance and servicing of our iCPV product, as well as prototypes we are engaged to create, meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, cyber-attacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delays for fulfilling purchase orders, or our inability to deliver products altogether. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property could have a material adverse effect on our business, financial condition and results of operation.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our primary facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Moreover, our manufacturing operations are contained entirely out of a single facility – our headquarters in Tulsa, OK. Any significant interruption due to any of the above hazards to the manufacturing at this facility, including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, or disagreements with the owners of the land on which our facilities are located, could result in manufacturing delays or the delay or cancellation of orders we receive for our products, and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. We may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

The aerospace industry is highly regulated. Complications related to aerospace regulations may adversely affect the Company.

The aerospace industry is highly regulated in the U.S. by the Federal Aviation Administration, or FAA, and in other countries by similar regulatory agencies. We must be certified by these agencies and, in some cases, by individual OEMs in order to engineer, produce and service systems and components used in specific aircraft models. If material authorizations or approvals were delayed, revoked or suspended, our business could be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened, in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

We face risks of cost overruns and losses on fixed-price contracts.

We sell our products under firm, fixed-price contracts providing for a fixed price for the products regardless of the production or purchase costs incurred by us. The cost of producing products may be adversely affected by increases in the cost of labor, materials, fuel, outside processing, overhead and other factors, including manufacturing inefficiencies. Increased production costs may result in cost overruns and losses on contracts.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

We may be unable to adequately protect or enforce our intellectual property rights.

Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. As patents expire, we could face increased competition, which could negatively impact our operating results. Infringement of our intellectual property and other proprietary rights by a third party could result in uncompensated lost market and revenue opportunities. We cannot be certain that the measures we have implemented will prevent our intellectual property from being improperly disclosed, challenged, invalidated, or

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circumvented, particularly in countries where intellectual property rights are not highly developed or protected. For example, competitors may avoid infringement by designing around our intellectual property rights or by developing non-infringing competing technologies. We may need to spend significant resources monitoring and enforcing our intellectual property rights and we may not be aware of or able to detect or prove infringement by third parties. Our ability to enforce our intellectual property rights is subject to litigation risks, as well as uncertainty as to the protection and enforceability of those rights in some countries. If we seek to enforce our intellectual property rights, we may be subject to claims that those rights are invalid or unenforceable, and others may seek counterclaims against us, which could have a negative impact on our business. In addition, changes in intellectual property laws or their interpretation may impact our ability to protect and assert our intellectual property rights, increase costs and uncertainties in the prosecution of patent applications and enforcement or defense of issued patents, and diminish the value of our intellectual property. If we do not protect and enforce our intellectual property rights successfully, or if they are circumvented, invalidated, or rendered obsolete by the rapid pace of technological change, it could have an adverse impact on our competitive position and our operating results.

Our employees, consultants and other parties are subject to confidentiality obligations, but this protection may be inadequate to deter or prevent misappropriation, theft, misuse, disclosure, loss or destruction of our proprietary information and/or infringement of our intellectual property.

For example, employees and former employees, in particular former employees who become employees of our competitors, may misappropriate, use, publish or provide to our competitors, customers or other third parties our intellectual property or other proprietary information. Similarly, we provide access to certain of our intellectual property and other proprietary information to our direct and indirect customers and certain of our consultants who may wrongfully use or disclose such intellectual property or information. Any of these events could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives, cause us to lose business, damage our reputation, subject us to legal or regulatory proceedings, cause us to incur other loss or liability and otherwise adversely affect our business.

Third parties may claim that one or more of our products or services infringe their intellectual property rights.

Regardless of the merit of such claims, any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming to defend and resolve due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, require us to redesign our products, which would be costly and time-consuming, or subject us to significant damages or to an injunction against the development and sale of certain of our products or services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In addition, we may face claims based on the theft or unauthorized use or disclosure of third-party trade secrets and other confidential business information. Any such incidents and claims could severely harm our business and reputation, result in significant expenses, harm our competitive position, and prevent us from selling certain products, all of which could have a significant adverse impact on our business and results of operations.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to grow our business may suffer.

The success of our business depends in part on effectively managing and maintaining our existing product – the iCPV – as well as innovating and manufacturing new products and prototypes, both for ourselves and for our clients. If for any reason we are unable to manufacture iCPVs or new pressure vessel designs, this could have a material adverse effect on our business, financial condition and results of operations. If our current products do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could cause operational delays and harm to our reputation, and could have a material adverse effect on our business, financial condition and results of operations. Further, if we are not able to adapt to new technologies and anticipate customers' demands in this rapidly evolving industry, we may not be able to survive in the long-term in this industry.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, research and development, customer strategy, products and services, supply, and manufacturing and distribution functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and the manufacture of aerospace products (such as pressure vessels) as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations, facilities, or team members to support such growth. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results, and could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences and economic conditions that affect demand for our products.

Because our business is currently concentrated on a single, discretionary product category – pressure vessels for aerospace and other transportation applications - we are vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, overall spending in the aerospace industry could decline. If such business and economic conditions are experienced in future periods, this could reduce our sales and adversely affect our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Any product liability, warranty, contractual or other claims may harm our business or otherwise adversely affect our financial condition.

We are exposed to potential product liability risks that are inherent in the design, manufacture and sale of our products. Our products are complex and may contain defects, errors, or experience failures or unsatisfactory performance, due to any number of issues, including issues in materials, design, fabrication, packaging and/or use within a system or item of equipment. Further, because of the complexity of our products, defects or errors might only be detected when the products are in use. Development of new products increases complexity and adds risk to manufacturing reliability and increases the likelihood of product defects or errors. Risks associated with product defects are exacerbated by the fact that our customers typically integrate our products into other equipment and systems. Failure of our products to perform to specifications, or other product defects, could lead to substantial damage to the products we sell to our customers, the equipment and/or systems into which our products are integrated and to the end users of such equipment/and or systems. Such defects could give rise to indemnification claims by our customers, which may result in significant costs. In addition, defects in our products could result in failure to achieve market acceptance, a loss of participation in customer programs, a shifting of business to our competitors, and litigation or regulatory action against us, and could harm our reputation, our relationships with customers and our ability to attract new customers, as well as the perceptions of our brands.

Moreover, the occurrence of defects may give rise to product liability claims, particularly if defects in our products or the products into which they are integrated result in personal injury or death, and could result in significant costs, expenses and losses. For example, we may be exposed to potential liability for personal injury, property damage or death as a result of the failure of one of our products. If a product liability claim is brought against us, the cost of defending the claim could be significant, and could divert the efforts of our technical and management personnel and harm our business, even if we are successful. We may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses.

While we would vigorously defend ourselves in connection with these matters, we cannot assure you that the costs, charges and liabilities associated with these matters will not be material. Further, while we have liability insurance for certain risks, our insurance may not cover all liabilities, including potential reputational impacts. Additionally, insurance coverage may not be available in the future on acceptable terms or at a cost acceptable to us. The above is exacerbated by the fact that our products may be used, and perform critical functions, in various high-risk applications such as aerospace. Accordingly, defects in our products could have an adverse impact on us, on our customers and the end users of our customers' products If any of these risks materialize, there could be a material adverse effect on our business, results of operations and financial condition.

Adverse publicity stemming from any incident involving us could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company or its products. If our products were to be involved in a public incident, accident or catastrophe this could create an adverse public perception our Company, and result in decreased customer demand for our Company's products, which could cause a material adverse effect on our business, financial conditions and results of operations. Spaceflight in particular is an inherently risky activity that can lead to accidents or catastrophes – some of which could impact human life. If our products were in use in a catastrophe, even if our product was not at fault, we could suffer reputational harm – and if we are at fault, we could face legal liability. Either could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on general economic conditions.

Our business model is dependent on our customers being able to finance their own operations in the commercial space industry. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds it will struggle to reach it's growth potential.

Infinite Composites is seeking to raise $3,000,000 in a Series A equity financing round. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all

Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Investors in this Offering will have no voting rights, and no ability to control the activities of the Company.

The shares of Nonvoting Common Stock we are offering are non-voting. As such, you will have no ability to control the activities of the Company. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. Investors should be aware that they are relying on the management and voting shareholders of the Company to direct the Company's operations.

Other investors in our Company have additional rights and are entitled to receive additional benefits than those being offered to investors in this Offering.

Holders of the Company's Series A Preferred Stock have certain rights and preferences that are not available to holders of Nonvoting Common Stock that investors in this Offering are being offered. For example, our Series A Preferred Stock has a liquidation preference over the shares of Common Stock of the Company, meaning that in the event of a liquidation, dissolution or winding up of the Company, or a sale of the Company, the Series A Preferred Stockholders will receive payment first, prior to holders of our Common Stock – and there is no guarantee there will be any remaining assets to distribute to holders of our Common Stock in such a situation. Further, the holders of our Series A Preferred Stock have preferential rights to receive dividends declared by the Company, and also have special voting rights with respect to approving large corporate transactions, such as a merger or sale of the Company. *See* "Description of Capital Stock" for further details. Investors should be aware of the rights associated with the securities they are purchasing in this Offering.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Infinite Composites CF SPV, LLC and with the money you pay, it will buy our Nonvoting Common Stock by becoming a member of Infinite Composites CF SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are applicable to the Nonvoting Common Stock of the Company, as set forth in the Company's Amended & Restated Certificate of Incorporation. However, it may not always be possible to replicate those rights exactly because the SPV is a limited liability company, as opposed to a corporation, which are subject to different rules and regulations under Delaware law. This sort of arrangement has not been used many times for investing before, and there may be unforeseen risks and complications resulting from this arrangement for investors in this offering. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Winding up of a SPV complying with Regulation Crowdfunding has not been done before, so there may be delays, complications and unexpected risks in that process.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Officers:				
R. Matt Villarreal	Chief Executive Officer	37	October 1, 2010	Full Time
Michael T. Tate	Chief Operating Officer	36	October 1, 2010	Full Time
John Phan	Treasurer, VP of Finance	48	September, 2020	Full Time
Directors:				
R. Matt Villarreal	Chairman of the Board	37	October 1, 2010	Full Time
Michael T. Tate	Board Member	36	October 1, 2010	Full Time
James Wells Person V	Board Member*	43	August 1, 2022	0.5 hours
John J. Paulos	Board Member*	64	January 9, 2023	0.5 hours
Significant Employees:				
Jared Cuneo	Chief Technology Officer	36	January 13, 2022	Full Time
Efren Luevano	Senior Engineer	35	July 1, 2012	Full Time

*Indicates Directors elected to the Board by holders of the Company's Series A Preferred Stock, who collectively have the right designate two individuals as members of the Company's Board of Directors.

R. Matt Villarreal, Chief Executive Officer and Director
Robert Matthew "Matt" Villarreal is the Chief Executive Officer and Chairman of the Board of our Company. Mr. Villarreall co-founded the Company in 2010 with Michael T. Tate, and has served as an officer and director of the Company since its inception. An entrepreneur and inventor, Mr. Villarreal is a lead inventor on 7 patents in the field of high pressure and cryogenic gas storage, as well as composite structures. He has co-authored numerous technical papers, has had his work published in technical journals, and has presented as an expert at numerous technical conferences. In his role as Chief Executive Officer of our Company, he leads technology and product development endeavors, as well as fundraising activities. He is a Graduate of Oklahoma State University, where he earned his B.S. in Entrepreneurship and Emerging Enterprises in 2010.

Michael T. Tate, Chief Operating Officer and Director

Michael T. Tate is a co-founder of the Company, and has served as its Chief Operating Officer and a Director since its inception in 2010. As the Company's Chief Operating Officer, Mr. Tate manages business development, client relationships, projects, and oversees sales and research proposals with organizations such as NASA, the National Science Foundation (NSF) and the Oklahoma Center for the Advancement of Science and Technology (OCAST). He is a graduate of Oklahoma State University, where he received his B.A. in Advertising, Mass Communication & Media Studies in 2010.

John Phan, Treasurer, VP of Finance

John Phan is an entrepreneur and corporate finance executive with experience in finance, strategy, and business development both within corporate and start-up environments. He first joined Infinite Composites in 2015, and has subsequently taken on increasing responsibility within the Company, becoming an executive officer in 2020. Prior to joining the Company, Mr. Phan was a co-founder of Qwiqq, an online consumer marketplace that was featured in the Apple App Store in August 2011 and was subsequently acquired by a Singapore investor group. Prior to Qwiqq, Mr. Phan served as VP of Finance of the technology start-ups HDGiants and Optical Entertainment Network. Mr. Phan began his career in investment banking in the Debt Capital Markets group at RBC Capital Markets. Mr. Phan attended the University of Victoria, where he received his B.Sc. in economics, mathematics, and statistics, and completed his M.A. in economics from the University of Western Ontario. He received his MBA in finance from the University of British Columbia in 2004.

Jared Cuneo, Chief Technology Officer

Jared Cuneo is an experienced pressure vessel and composites structures engineer with a B.S. in Aerospace Engineering and minoring in Mathematics from Embry-Riddle Aeronautical University. He brings more than a dozen years of experience in aerospace engineering, structural analysis, and building advanced aerospace systems and vehicles. Mr. Cuneo lead the structures team at The Spaceship Company and was Chief Engineer at Firefly Aerospace. He's also completed work for major pressure vessel companies such as Fiba Gas and Cimarron Composites and used this knowledge to run his own composites consulting business for more than 6 years.

James Wells Person V, Director

James "Wells" Person is an aerospace engineer, entrepreneur, and executive with experience in systems engineering and operations. Most recently, Mr. Person served as Chief Operating Officer of York Space Systems and now serves as an executive advisor. Mr. Person is an active angel investor, partner at NextGen Venture Partners, and the manager of a family investment office.

John J. Paulos, Director

John Paulos is an ex-semiconductor executive and is now an active angel investor with start-up investments in more than 50 companies, including 12 companies with whom he has served as a Board member. Mr. Paulos currently serves as the Board Chair of the Central Texas Angel Network.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

There are no beneficial owners of the Company's stock that own 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Infinite Composites is a designer, developer, and manufacturer of liner-less all-composite pressure vessels ("CPVs") for high-pressure gas storage for industrial, transportation and aerospace applications. Infinite Composites was founded in October 2010, and recently underwent a corporate transition from a limited liability company to a Delaware corporation incorporated on September 10, 2020. Infinite Composites operates out of Tulsa, Oklahoma.

Operating Results

Year ended December 31, 2022 compared to year ended December 31, 2021

Sales. The Company generated sales of $1,677,933 for the year ended December 31, 2022 compared to sales of $2,176,751 for the year ended December 31, 2021. The Company's 23% decline in sales in 2022 was due to insufficient working capital and limited engineering and operations personnel. Sales were slightly offset by $529,501 in cost of sales for the year ended December 31, 2022, compared to $302,715 for the year ended December 31, 2021. Cost of sales expenses were incurred in 2022 in relation to the production of deliverable units, which significantly increased in 2022 compared to 2021 as a result of upgrading our accounting systems to better track our manufacturing costs.

Operating Expenses. The Company incurred total operating expenses of $1,773,974 for the year ended December 31, 2022 compared to $1,775,110 for the year ended December 31, 2021. Operating expenses were primarily comprised of general and administrative expenses, professional fees, and salaries and wages. General and administrative expenses were $543,657 for the year ended December 31, 2022, compared to $525,080 for the year ended December 31, 2021. General and administrative expenses only saw a small increase from 2021 to 2022 as we were able to maintain overhead costs and rent/utilities expenses. Salaries & wages comprised the biggest portion of the Company's operating expenses, totaling $897,203 for the year ended December 31, 2022 compared to $747,629 for the year ended December 31, 2021. Salaries and wages increased in 2022 due to an increase in headcount in the Company's engineering team. The Company also incurred $333,112 in professional fees for the year ended December 31, 2022, compared to $468,907 for the year ended December 31, 2021. These fees in 2022 were incurred in connection with legal review for contract negotiations and engineering consulting services.

Interest Expense. The Company recognized $137,622 and $135,126 in interest expense as of December 31, 2022 and 2021, respectively, relating to outstanding loans. As of December 31,

2022 and 2021, an aggregate $485,980 and $347,980 of accrued interest was outstanding on these loans.

Net Loss. As a result of the foregoing, the Company posted a net loss of $513,703 for the year ended December 31, 2022 – a decrease from its net profit of $121,469 for the year ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2022, the Company had total assets of $2,175,643, $23,933 of which were comprised of cash and cash equivalents. The Company had a negative working capital of $156,074 as of December 31, 2022. The Company has been growing revenues, but still requires the infusion of additional capital, including a Series A equity financing round, for the continued viability of the business.

> ***Indebtedness***

Convertible Notes

As of December 31, 2022, the Company had $2,000,000 in outstanding principal balance on convertible notes payable. These notes accrue interest at 7% per year, and mature December 31, 2021. The notes are convertible at the lesser of 70% of the purchase price, or the quotient of dividing $6.5 million by the total outstanding shares of the Company immediately before a Qualified Financing (defined as the next series of funding transactions raising gross proceeds of at least $3 million). As of the date of this annual report, the Company has received approval from a majority of the noteholders to convert these notes into equity. The Company expects to complete the note conversion by May 31, 2023.

As of December 31, 2022, the Company had $100,000 in outstanding principal balance on convertible notes payable. These notes accrue interest at 5% per year, and mature October 6, 2022. The notes are convertible at the lesser of 80% of the purchase price, or the quotient of dividing $5 million by the total outstanding shares of the Company immediately before a Qualified Financing (defined as the next series of funding transactions raising gross proceeds of at least $250,000). As of the date of this annual report, the Company has received approval from the noteholder to convert this note into equity. The Company expects to complete the note conversion by May 31, 2023.

Promissory Notes

As of December 31, 2022, the Company had $393,000 in outstanding principal balance on notes payable. One of the notes representing $25,000 in outstanding principal matured on March 31, 2020 and is accruing interest at a fixed rate of $10 per day. The remaining notes represent $368,000 in outstanding principal and accrue interest at 12% per year. Of the remaining notes, $168,000 in outstanding principal matures in November 2023 and $200,000 in outstanding principal matures in January 2024. The Company has been paying the accrued interest on $200,000 of these notes, paying an aggregate $17,951 during 2022. As of the date of this Offering, all notes are still outstanding.

SBA Loans

The Company also has two US SBA loans outstanding, consisting of a $59,400 EIDL loan maturing in May 2050.

Series A Preferred Stock Dividend Obligation

The Series A Preferred Stock includes an "accruing dividends" provision, which accrues cumulative dividends, whether or not declared, payable only when declared by the board of directors. Dividends are accrued at 18% on the stated original issue price of $1.00 per share. As of December 31, 2022, an aggregate $5,767,830 of Series A dividends had been accrued.

RELATED PARTY TRANSACTIONS

The Company has not undertaken any related party transactions.

RECENT OFFERINGS OF SECURITIES

We have made the following exempt offerings of securities within the last three years.

Date of Commencement of Offering (MM/DD/YY)	Offering Exemption Relied Upon	Securities Offered	Final Amount Sold	Final Proceeds	Use of Proceeds
10/16/17	Section 4(a)(2)	Convertible Notes (Convertible into Series A Preferred Stock of the Company)	$2,000,000	$2,000,000	Working capital inclusive of payments to service providers and payments to officers, directors, and employees.

SIGNATURE PAGE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ R. Matt Villarreal
(Signature)

R. Matt Villarreal
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ R. Matt Villarreal
(Signature)

R. Matt Villarreal
(Name)

CEO
(Title)

4/30/2023
(Date)

I, R. Matt Villarreal, being the CEO of Infinite Composites, Inc., a Delaware corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ R. Matt Villarreal
(Signature)

R. Matt Villarreal
(Name)

CEO
(Title)

4/30/2023
(Date)

EXHIBITS

Financial Statements

Infinite Composites, Inc.

Profit and Loss

January 1 - December 30, 2022

	TOTAL
Income	
04-150-04000 Prototype / Test Product	63,596.00
04-150-04004 Sales	1,602,336.81
Sales of Product Income	12,000.00
Total Income	**$1,677,932.81**
Cost of Goods Sold	**$529,500.58**
GROSS PROFIT	**$1,148,432.23**
Expenses	
06-100-06030 Business Licenses and Permits	223.72
06-100-06076 Dues and Subscriptions	2,929.28
06-100-06150 Office Expense	82,792.15
06-100-06155 Office Supplies	4,976.15
06-110-06020 Bank Fees	4,354.19
06-110-06021 Fund Raise Fees	28,167.93
06-110-06180 Postage and Delivery	18,700.75
06-110-06246 Lodging	431.37
06-110-06250 Taxes	11,646.37
06-130-06051 Training	3,500.00
06-140-06156 Computer Supplies	746.00
06-150-06000 Advertising and Promotion	44,378.84
06-200-06280 Webhosting	514.63
06-750-06210 Rent Expense	54,280.48
06-750-06230 Repairs and Maintenance	1,596.10
06-750-06260 Utilities	33,834.81
Insurance Expense	**168,368.72**
Payroll Expenses	**897,202.58**
Professional Fees	**333,111.66**
Supplies, Materials, Tools	**72,096.40**
Travel & Entertainment	**10,119.30**
Uncategorized Expense	0.03
Total Expenses	**$1,773,971.46**
NET OPERATING INCOME	**$ -625,539.23**
Other Income	**$142,551.91**
Other Expenses	**$30,715.76**
NET OTHER INCOME	**$111,836.15**
NET INCOME	**$ -513,703.08**

Infinite Composites, Inc.

Balance Sheet

As of December 30, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$23,932.57**
Accounts Receivable	**$139,905.00**
Other Current Assets	**$30,018.09**
Total Current Assets	**$193,855.66**
Fixed Assets	
01-110-01590 Accumulated Depreciation	-302,513.60
01-110-01591 Accumulated Amortization	-345,890.95
01-140-01550 Software	22,675.00
01-420-01520 Product Development	1,729,455.01
01-750-01500 Property, Plant and Equipment	328,887.54
01-750-01501 Manufacturing Equipment	2,815.52
01-750-01502 Repair and Maintenance Equipment	295.18
01-750-01505 Office Equipment	12,682.83
01-750-01540 Leasehold Improvements	20,892.53
Total Fixed Assets	**$1,469,299.06**
Other Assets	**$512,488.48**
TOTAL ASSETS	**$2,175,643.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$242,626.81**
Credit Cards	**$82,302.53**
Other Current Liabilities	**$25,000.00**
Total Current Liabilities	**$349,929.34**
Long-Term Liabilities	
02-110-02321 EIDL SBA Loan	59,110.00
02-110-02510 Long Term Notes Payable	**368,000.00**
02-110-02560 Convertible Notes 2022	**53,605.00**
Total Long-Term Liabilities	**$480,715.00**
Total Liabilities	**$830,644.34**
Equity	**$1,344,998.86**
TOTAL LIABILITIES AND EQUITY	**$2,175,643.20**